Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-75214
Dated December 6, 2006
FORD MOTOR COMPANY
Final Term Sheet
4.25 % Senior Convertible Notes due December 15, 2036

Issuer:	Ford Motor Company (NYSE: F)

Size:	$4,500,000,000 or $4,950,000,000 if the Underwriters exercise in full their overallotment option

Maturity:	December 15, 2036, unless earlier redeemed, repurchased or converted

Interest:	4.25% per annum, accruing from the settlement date

Interest Payment Dates:	Each December 15 and June 15, commencing June 15, 2007

Closing Price of Common Stock:	$7.36 per share on December 6, 2006

Conversion Premium:	25% over NYSE closing price on December 6, 2006

Conversion Price:	Approximately $9.20 per share of common stock

Conversion Rate:	108.6957 shares of common stock per $1,000 aggregate principal amount of Notes

Maximum Conversion Rate:	The conversion rate as adjusted will not exceed 135.8696 shares per $1,000 principal amount of Notes, other than on account of proportional adjustments to the conversion rate, as set forth under clauses (1) through (4) under “— Conversion Rights— Conversion Rate Adjustments” in the preliminary prospectus supplement.

Termination of Conversion Rights:	The Issuer may elect to terminate the conversion rights, on or after December 20, 2013, as described in the preliminary prospectus supplement.

Pricing Date:	December 6, 2006 (T)

Settlement Date:	December 15, 2006 (T+7)

Optional Redemption:	The Issuer may not redeem the Notes at its option prior to December 20, 2016. Starting on that date and on any business day thereafter, the Issuer may redeem all or any portion of the Notes, for cash, at once or from time to time, as described in the preliminary prospectus supplement.

Repurchase at the Option of Holders:	On December 20, 2016 and on December 15, 2026, holders of the Notes will have the right, at their option, to require the Issuer to repurchase for cash any or all of their Notes, as described in the preliminary prospectus supplement.

Repurchase upon Change in Control:	Subject to certain exceptions, holders may require the Issuer to purchase for cash all or a portion of their Notes upon a change in control, as described in the preliminary prospectus supplement.

Designated Event:	Subject to certain exceptions, adjustment to conversion ratio upon designated events. See below.

Repurchase upon Designated Event:	Subject to certain exceptions, holders may also require the Issuer to repurchase Notes upon the occurrence of certain designated events with shares of its common stock (or other consideration), as described in the preliminary prospectus supplement.

Price to Public:	$1,000 per $1,000 principal amount

Underwriting Discount:	2.00%

Net Proceeds to Issuer:	$4,410,000,000

Minimum Denomination:	$1,000 and integral multiples thereof.

CUSIP:	345370 CF 5

ISIN:	US345370CF51

Underwriters:	Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated are joint book-running managers and BNP Paribas Securities Corp. is a joint lead-manager.

Recent Developments:	On December 6, 2006, Ford Motor Company filed a Current Report on Form 8-K containing a letter to prospective lenders under the new senior secured credit facilities, as described in the preliminary prospectus supplement, describing an increase in the estimated size of the revolving credit portion of the new senior secured credit facilities to between $10.5 billion and $11.5 billion and other expected changes to their terms. The terms and conditions of the new senior secured credit facilities may continue to change.

On December 6, 2006, Fitch Ratings downgraded the Issuer’s senior unsecured ratings to B- from B due to the increase in size of both the new senior secured credit facilities and the Notes being offered. Security ratings are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time. Security ratings included in this free writing prospectus should be evaluated independently of any other security rating.

Adjustment to Conversion Rate upon Designated Event:	The following table sets forth the applicable price, effective date and number of additional shares issuable per $1,000 principal amount of Notes upon conversions in connection with a designated event:

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Effective
Date	Applicable Price

	$7.36	$8.00	$9.00	$10.00	$11.00	$12.00	$13.00	$14.00	$20.00	$25.00	$30.00	$50.00

December 15, 2006	27.1739	25.9493	21.4781	18.1035	15.4836	13.4012	11.7128	10.3206	5.3971	3.4001	2.2009	0.0000

December 15, 2007	27.1739	25.6222	21.0635	17.6504	15.0212	12.9465	11.2757	9.9065	5.1333	3.2269	2.0876	0.0000

December 15, 2008	27.1739	25.2362	20.5592	17.0907	14.4438	12.3741	10.7217	9.3784	4.7863	2.9953	1.9343	0.0000

December 15, 2009	27.1739	24.9915	20.1410	16.5763	13.8813	11.7941	10.1435	8.8141	4.3819	2.7131	1.7410	0.0000

December 15, 2010	27.1739	24.1951	19.1318	15.4615	12.7291	10.6472	9.0284	7.7468	3.6726	2.2392	1.4276	0.0000

December 15, 2011	27.1739	23.1488	17.7625	13.9197	11.1160	9.0392	7.4597	6.2446	2.7029	1.6140	1.0274	0.0000

December 15, 2012	27.1739	21.9141	15.9745	11.7968	8.8114	6.6783	5.1437	4.0346	1.4097	0.8381	0.5479	0.0000

December 15, 2013	27.1739	21.1933	14.4133	9.3503	5.4445	2.5278	0.6971	0.1041	0.0072	0.0017	0.0000	0.0000

December 15, 2014	27.1739	20.9295	13.8798	8.8214	5.0553	2.2484	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

December 15, 2015	27.1739	19.3770	11.9211	7.1020	3.8867	1.6924	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

December 20, 2016	27.1739	16.3043	2.4155	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be set forth in the table above, in which case:
· if the actual applicable price is between two applicable price amounts in the table or the effective date is between two dates in the table, the increase in the conversion rate will be determined by straight-line interpolation between the numbers set forth for the higher and lower applicable price amounts, and/or the two dates, based on a 365-day year, as applicable;
· if the actual applicable price is equal to or in excess of $50.00 per share (subject to adjustment), we will not increase the conversion rate applicable to the converted note; and
· if the actual applicable price is equal to or less than $7.36 per share (the last reported sale price of our common stock on the date of pricing) (subject to adjustment), the Issuer will not increase the conversion rate applicable to the converted note.
Notwithstanding the foregoing, in no event will the Issuer increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 135.8696 shares per $1,000 principal amount of note, subject to adjustments in the same manner as the conversion rate as set forth under clauses (1) through (4) under “— Conversion Rights— Conversion Rate Adjustments” in the preliminary prospectus supplement
The Issuer has filed a registration statement (including a prospectus ) with the Securities and Exchange Commission for the offering to which this communication relates and a preliminary prospectus supplement relating to the offering. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman, Sachs & Co. toll free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at (212) 834-4533.

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